UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

THE X-CHANGE CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

98371P109

(CUSIP Number)

Annabel M. Jones

Assistant General Counsel – Corporate Affairs

Samson Investment Company

Two West Second Street

Tulsa, Oklahoma 74103

(918) 591-1006

(Name, address and telephone number of person

authorized to receive notices and communications)

With a copy to:

R. Scott Cohen

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201

July 10, 2008

(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98371P109	13D	Page 2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Samson Investment Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,151,787[1]*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 35,151,787*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,151,787*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 52.7%[2]*
14	TYPE OF REPORTING PERSON CO

_________________________

1  (a) 3,875,000 shares of common stock of The X-Change Corporation into which Samson Investment Company has the right to convert a Tranche A Convertible Note, dated December 4, 2007 (as amended and restated on July 10, 2008), in the principal amount of $775,000, excluding interest convertible into common stock, (b) a Tranche A Warrant (as amended and restated on July 10, 2008), dated December 4, 2007, to purchase 1,937,500 shares of common stock of The X-Change Corporation, (c) 11,071,429 shares of common stock of The X-Change Corporation into which Samson Investment Company has the right to convert a Tranche B Convertible Note, dated July 10, 2008, in the principal amount of $775,000, excluding interest convertible into common stock, (d) a Tranche B Warrant, dated July 10, 2008, to purchase 11,071,429 shares of common stock of The X-Change Corporation and (e) 7,196,429 shares Samson Investment Company acquired pursuant to the Securities Purchase Agreement, dated December 4, 2007, as amended by Amendment No. 1 to the Securities Purchase Agreement, dated July 10, 2008.

2  Based on 31,589,501 shares of The X-Change Corporation common stock outstanding as of April 30, 2008, as reported in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2008.

*  Samson expressly disclaims (i) the existence of any group or (ii) beneficial ownership with respect to any shares of common stock covered by the Voting Agreement, dated July 10, 2008, by and between Samson Investment Company and the shareholders of Issuer named therein.

Item 1.	Security and Issuer

This amendment (the “Amendment”) amends and supplements the statements on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of The X-Change Corporation, a Nevada corporation (the “Issuer”), whose principal executive offices are located at 710 Century Parkway, Allen, Texas 75013, filed with the Securities and

Exchange Commission on December 12, 2007 (the “Initial Schedule 13D”).

Item 2.	Identity and Background

Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (c) This Statement is being filed by Samson Investment Company, a Nevada corporation (“Samson”), with its principal place of business and principal office located at Two West Second Street, Tulsa, Oklahoma  74103. Samson is a holding company which, among other things, engages in the exploration and development of oil and gas through its subsidiaries. Stacy Schusterman, as trustee of various family trusts, holds voting and investment power over 100% of the issued and outstanding capital stock of Samson.

The name, business address and present principal occupation or employment of each executive officer and director of Samson are set forth on Schedule A hereto and incorporated herein by reference.

(d)       During the last five years, neither Samson nor, to the knowledge of Samson, any person named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, neither Samson nor, to the knowledge of Samson, any person named on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The citizenship of each executive officer and director of Samson is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

On December 4, 2007, pursuant to a Securities Purchase Agreement, dated December 4, 2007, among the Issuer, Samson and certain other purchasers (the “Securities Purchase Agreement” as amended by Amendment No. 1 (defined below), the “Amended Securities Purchase Agreement”), Samson acquired from the Issuer a Senior Secured Convertible Term Note in the original principal amount of $775,000 (the “Original Tranche A Convertible Note”) and (ii) a warrant to purchase 1,937,500 shares of Common Stock (the “Original Tranche A Warrant”). On July 10, 2008, (i) the Securities Purchase Agreement was amended by Amendment No. 1 to the Securities Purchase Agreement (“Amendment No. 1”), (ii) Samson exchanged the Original

Tranche A Convertible Note for a Senior Secured Convertible Term Note (the “Tranche A Convertible Note”), (iii) Samson exchanged the Original Tranche A Warrant for an Amended and Restated Tranche A Warrant (the “Tranche A Warrant”), (iv) Samson acquired from the Issuer a Senior Secured Convertible Term Note in the original principal amount of $775,000 (the “Tranche B Convertible Note,” and together with the Tranche A Convertible Note, collectively, the “Convertible Notes”) and (v) a warrant to purchase 11,071,429 shares of Common Stock (the “Tranche B Warrant,” and together with the Tranche A Warrant, collectively, the “Warrants”). Pursuant to the Amended Securities Purchase Agreement, Samson was also issued 7,196,429 shares of Common Stock on July 10, 2008. A more detailed description of the Amended Securities Purchase Agreement, the Convertible Notes, the Warrants and related agreements are set forth in Item 6 below.

The funds used to purchase the Convertible Notes and Warrants were obtained from Samson’s working capital.

Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The Convertible Notes and Warrants were acquired for investment purposes. Consistent with such purpose, Samson has had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as Samson deems relevant to its investment in the Convertible Notes, Warrants and any other securities of the Company.

Pursuant to the terms of the Amended Securities Purchase Agreement, Samson and the other purchasers named therein have the right to propose up to three (3) director nominees for the Issuer’s Board of Directors and the Issuer is obligated to take all lawful action to solicit proxies from its shareholders and recommend that such shareholders elect such director nominees to the Issuer’s Board of Directors. The Amended Securities Purchase Agreement also allows Samson and the other purchasers to send one non-voting observer to the meetings of the Issuer’s Board of Directors and the purchasers have the preemptive right to purchase such number of shares of capital stock of the Issuer to maintain their respective fully diluted percentage ownership in the Issuer. The Issuer is also required to call a special meeting of its shareholders to amend its charter to increase the number of authorized shares of the Issuer’s Common Stock, so the Issuer will have an adequate reserve from its duly authorized shares of Common Stock to comply with its obligations under the Convertible Notes and Warrants.

Samson will continue to evaluate its investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease its investment position in the Convertible Notes, Warrants and other securities of the Issuer. Samson reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals regarding the Issuer or any of its securities.

Except as referenced above, neither Samson nor, to the knowledge of Samson, any of the persons named on Schedule A hereto has any plans or proposals that would relate to or result in any of the matters referenced in clauses (a) through (c), (f), or (h) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)       As of the close of business on July 10, 2008, Samson may be deemed to beneficially own an aggregate of 35,151,787 shares of Common Stock, representing 52.7% of the outstanding shares of Common Stock (based on 31,589,501 shares of Common Stock outstanding as of April 30, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2008).

(b)       Samson has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares, Convertible Notes, Warrants and the shares of Common Stock issued or issuable upon conversion of the Convertible Notes and upon exercise of the Warrants. Samson expressly disclaims beneficial ownership, or shared power to vote or dispose of any of the shares of Common Stock covered by the Voting Agreement, dated July 10, 2008, by and between Samson and the shareholders of Issuer named therein.

(c)       Except as set forth in Item 6 below, there have been no transactions effected with respect to the Common Stock by Samson during the sixty (60) day period prior to the date hereof.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Purchase of Convertible Notes and Warrants.

Pursuant to the terms of the Securities Purchase Agreement (the form of which is attached hereto as Exhibit A and is incorporated herein by reference in response to this Item 6), on December 4, 2007, Samson purchased from the Issuer (i) the Original Tranche A Convertible Note (the form of which is attached hereto as Exhibit B and is incorporated herein by reference in response to this Item 6) in the original principal amount of $775,000 and (ii) the Original Tranche A Warrant (a form of which is attached hereto as Exhibit C and is incorporated herein by reference in response to this Item 6), to purchase up to 1,937,500 shares of Common Stock. In addition, pursuant to the terms of the Securities Purchase Agreement as amended by Amendment No. 1 (the form of which is attached hereto as Exhibit D and is incorporated herein by reference in response to this Item 6), on July 10, 2008, Samson (i) exchanged with the Issuer (y) the Original Tranche A Convertible Note for the Tranche A Convertible Note (the form of which is attached hereto as Exhibit E and is incorporated herein by reference in response to this Item 6) and (z) the Original

Tranche A Warrant for the Tranche A Warrant (the form of which is attached hereto as Exhibit F and is incorporated herein by reference in response to this Item 6) and (ii) purchased from the Issuer (x) the Tranche B Convertible Note (the form of which is attached hereto as Exhibit G and is incorporated herein by reference in response to this Item 6) in the original principal amount of $775,000, (y) the Tranche B Warrant (a form of which is attached hereto as Exhibit H and is incorporated herein by reference in response to this Item 6) to purchase up to 11,071,429 shares of Common Stock and (z) 7,196,429 shares of Common Stock.

Under the Convertible Notes, interest is payable quarterly, at the option of the Issuer, in cash or by increase in the principal amount of the Convertible Note, at a rate equal to eight percent (8%) per annum from the date of issuance. The maturity date of the Tranche A Convertible Note and the Tranche B Convertible Note is December 4, 2012 and July 10, 2013, respectively. The Tranche A Convertible Note is initially convertible into Common Stock at a conversion price of $0.20 per share of Common Stock, and the Tranche B Convertible Note is convertible into Common Stock at a conversion price of $0.07 per share of Common Stock. The Convertible Notes are subject to certain anti-dilution adjustments and may be converted into Common Stock at any time prior to maturity, in whole or in part, at the election of Samson, and are automatically converted into Common Stock upon the occurrence of certain events. Samson has the right to require that the Issuer redeem the Convertible Notes following an event of default under the Convertible Notes or if there is a change of control of the Issuer, in each case at a premium over the principal amount of the Convertible Note.

The Tranche A Warrant is initially exercisable for 1,937,500 shares of Common Stock at an exercise price of $0.50 per share, and the Tranche B Warrant is initially exercisable for 11,071,429 shares of Common Stock at an exercise price of $0.17 per share. The Tranche A Warrant and the Tranche B Warrant is exercisable at the option of Samson at any time prior to December 4, 2012 and July 10, 2013, respectively. The Warrants are also subject to certain anti-dilution adjustments.

Guaranty and Security Agreement.

The Issuer’s obligations under the Convertible Notes are fully and unconditionally guaranteed by AirGATE Technologies, Inc. (“AirGATE”), a subsidiary of the Issuer, under the terms of a Guaranty Agreement dated December 4, 2007, executed by AirGate in favor of Samson, as collateral agent (in the form attached hereto as Exhibit I and incorporated herein by reference in response to this Item 6).

The Issuer’s obligations under the Convertible Notes are additionally secured by liens and security interests in all of the assets of AirGATE under the terms of a Security Agreement, dated December 4, 2007, among AirGATE, Samson, as collateral agent, and the purchasers under the Amended Securities Purchase Agreement, in the form attached hereto as Exhibit J and incorporated herein by reference in response to this Item 6.

Registration Rights Agreement.

The Issuer entered into a Registration Rights Agreement, dated December 4, 2007 (the “Original Registration Rights Agreement”, in the form attached hereto as Exhibit K and incorporated herein by reference in response to this Item 6), as amended by Amendment No. 1 to the Registration Rights Agreement (the form of which is attached hereto as Exhibit L and incorporated herein by reference in response to this Item 6), dated July 10, 2008 (“Amendment No. 1 to the Registration Rights Agreement”) for the benefit of Samson and each of the other purchasers under the Amended Securities Purchase Agreement (each a “Requesting Party”). Pursuant to the terms of the Registration Rights Agreement, as amended by Amendment No. 1 to the Registration Rights Agreement (the “Amended Registration Rights Agreement”), if the Issuer receives, at any time after January 1, 2009, a request from a Requesting Party to effect a registration statement, the Issuer is required to file within 60 days after such request, a registration statement covering the shares of Common Stock issued or issuable upon conversion of the Convertible Notes or exercise of the Warrants, to ensure that the registration statement enters into effect within 180 days thereafter, and to maintain the effectiveness of the registration. Samson and the other Requesting Parties have the right to require that the Issuer file up to four registrations, subject to certain requirements. In addition, the Requesting Parties are entitled to piggyback registration rights with respect to the shares of Common Stock issued or issuable upon conversion of the Convertible Notes or upon the exercise of the Warrants such that these shares may be registered with any other shares of Common Stock registered by the Issuer. In the event that the Issuer fails to fulfill its obligation to file or effect a registration statement pursuant to the terms of the Amended Registration Rights Agreement, the Issuer has agreed to pay Samson and the other Requesting Parties liquidated damages in the amount of $1,000 per day until such failure has been cured. Such liquidated damages, in the aggregate, shall not exceed $150,000.

Voting Agreement.

In order to facilitate the consummation of the transactions contemplated by the Amended Securities Purchase Agreement and in consideration thereof, Samson entered into a Voting Agreement dated July 10, 2008 (the “Voting Agreement”, in the form attached hereto as Exhibit M and incorporated herein by reference in response to this Item 6) with certain shareholders of Issuer whereby the shareholders agreed to vote all of their shares of the Issuer’s Common Stock to (i) approve the amendment to the Issuer’s charter to increase the number of authorized shares so the Issuer will have an adequate reserve from its duly authorized shares to comply with its obligations under the Convertible Notes and Warrants and (ii) the shareholders will not take any action that is inconsistent with the obligations of such shareholders under the Voting Agreement, or prevent or materially delay the approvals contemplated by the Amended Securities Purchase Agreement. In addition, the shareholders granted an irrevocable proxy in favor of Samson and the other purchasers to approve the amendment of the Issuer’s charter to increase the number of authorized shares of the Issuer.

Other than the Amended Securities Purchase Agreement, the Securities Agreement, the Guaranty Agreement, the Amended Registration Rights Agreement and any other agreements executed in connection therewith, neither Samson, nor to the knowledge of Samson, has any of the persons named on Schedule A hereto executed any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material To Be Filed As Exhibits

Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The Exhibit Index is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2008

SAMSON INVESTMENT COMPANY

By:	/s/ Michael Daniel
Name:	Michael Daniel
Title:	Vice President - General Counsel

SCHEDULE A

Set forth below is a list of the executive officers and directors of Samson, setting forth the present principal occupation or employment of each such person. The present business address of each such person is Two West Second Street, Tulsa, Oklahoma  74103. Each of such persons is a United States citizen.

Name	Present Principal Occupation

Executive Officers:	Stacy Schusterman, Chief Executive Officer
C. Philip Tholen, Executive Vice President
Dennis R. Neill, Senior Vice President-Technology and Administrative Services
John Snively, Vice President-Operational Accounting Scott Rowland, Vice President-Business Development
Drew S. Phillips, Vice President-Tax Accounting
Ron Gober, Vice President-Production Marketing
Craig Loseke, Vice President-Financial Accounting and Operation Reporting
Darrell Mayfield, Vice President-Human Resources
Mike Daniel, Vice President-General Counsel
Annabel M. Jones, Secretary
Jeremy Rabinowitz, Treasurer

Directors:	Stacy Schusterman, Chairman
C. Philip Tholen
Sam D. Parker
David Adams

EXHIBIT INDEX

A.        Securities Purchase Agreement, dated December 4, 2007, by and among the Issuer, Samson and the other parties thereto (incorporated by reference to Exhibit 4.1 to Issuer’s Form 8-K filed on December 10, 2007).

B.        Form of the Senior Secured Convertible Term Note — Tranche A, dated December 4, 2007, issued by the Issuer to Samson (incorporated by reference to Exhibit 4.2 to Issuer’s Form 8-K filed on December 10, 2007).

C.        Form of Tranche A Warrant, dated December 4, 2007, issued by the Issuer to Samson (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K filed on December 10, 2007).

D.        Amendment No. 1 to the Securities Purchase Agreement, dated July 10, 2008, as amended July 10, 2008, by and among the Issuer, Samson and the other parties thereto.**

E.        Form of the Amended and Restated Senior Secured Convertible Term Note — Tranche A, dated July 10, 2008, issued by the Issuer to Samson. **

F.        Form of Amended and Restated Tranche A Warrant, dated July 10, 2008, issued by the Issuer to Samson. **

G.        Form of Senior Secured Convertible Term Note — Tranche B, dated July 10, 2008, issued by the Issuer to Samson. **G.

H.	Form of Tranche B Warrant, dated July 10, 2008, issued by the Issuer to Samson. **

I.         Guaranty Agreement, dated December 4, 2007, by and among the Issuer and Samson, as the collateral agent (incorporated by reference to Exhibit 10.4 to Issuer’s Form 8-K filed on December 10, 2007).

J.         Security Agreement, dated December 4, 2007, by and among the Issuer, Samson and the other parties thereto (incorporated by reference to Exhibit 10.3 to Issuer’s Form 8-K filed on December 10, 2007).

K.        Registration Rights Agreement, dated December 4, 2007, by and among the Issuer, Samson and the other parties thereto (incorporated by reference to Exhibit 10.2 to Issuer’s Form 8-K filed on December 10, 2007).

L.        Amendment No. 1 to the Registration Rights Agreement, dated July 10, 2008, by and among the Issuer, Samson and the other parties thereto. **

M.       Voting Agreement, dated July 10, 2008, by and among Samson and the shareholders of the Issuer party thereto. **

** Filed herewith